Exhibit 16

June 19, 2000


Securities Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for 1st Atlantic Guaranty Corporation and, under the date of November 1, 1999, except as to Note 9, which is as of January 31, 2000, we reported on the financial statements of 1st Atlantic Guaranty Corporation as of September 30, 1998 and for the period from August 27, 1998 to September 30, 1998. On May 30, 2000, our appointment as principal accountants was terminated. We have read 1st Atlantic Guaranty Corporation's statements included in the second paragraph under Item 4 of its Form 8-K dated June 6, 2000, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP